


FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended March 31, 2007 and 2006

(in millions, except per share amounts)

	First Quarter	
	2007	2006
	(unaudited)	
Sales and revenues		
Automotive sales	$ 38,630	$ 36,961
Financial Services revenues	4,389	3,828
Total sales and revenues	43,019	40,789
Costs and expenses		
Automotive cost of sales	34,715	36,655
Selling, administrative and other expenses	5,972	4,594
Interest expense	2,718	2,135
Financial Services provision for credit and insurance losses	59	46
Total costs and expenses	43,464	43,430
Automotive interest income and other non-operating income/(expense), net	329	214
Automotive equity in net income/(loss) of affiliated companies	72	79
Income/(loss) before income taxes	(44)	(2,348)
Provision for/(benefit from) income taxes	182	(982)
Income/(loss) before minority interests	(226)	(1,366)
Minority interests in net income/(loss) of subsidiaries	58	59
Income/(loss) from continuing operations	(284)	(1,425)
Income/(loss) from discontinued operations	2	2
Net income/(loss)	$ (282)	$ (1,423)
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK		
Basic income/(loss)		
Income/(loss) from continuing operations	$ (0.15)	$ (0.76)
Income/(loss) from discontinued operations	-	-
Net income/(loss)	$ (0.15)	$ (0.76)
Diluted income/(loss)		
Income/(loss) from continuing operations	$ (0.15)	$ (0.76)
Income/(loss) from discontinued operations	-	-
Net income/(loss)	$ (0.15)	$ (0.76)
Cash dividends	$ -	$ 0.10

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.






FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	March 31, 2007	December 31, 2006
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 26,867	$ 28,896
Marketable securities	22,485	21,472
Loaned securities	668	5,256
Finance receivables, net	106,048	106,863
Other receivables, net	10,727	7,682
Net investment in operating leases	30,404	29,834
Retained interest in sold receivables	936	990
Inventories	12,525	11,482
Equity in net assets of affiliated companies	2,817	2,787
Net property	37,638	38,238
Deferred income taxes	3,942	4,920
Goodwill and other net intangible assets	6,308	6,821
Assets of discontinued/held-for-sale operations	1,107	616
Other assets	9,738	12,697
Total assets	$ 272,210	$ 278,554
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 24,480	$ 23,427
Accrued liabilities and deferred revenue	79,618	82,394
Debt	167,179	172,049
Deferred income taxes	3,261	2,743
Liabilities of discontinued/held-for-sale operations	249	247
Total liabilities	274,787	280,860
Minority interests	1,133	1,159
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (1,840 million shares issued)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	4,596	4,562
Accumulated other comprehensive income/(loss)	(9,106)	(7,846)
Treasury stock	(175)	(183)
Retained earnings/(Accumulated deficit)	956	(17)
Total stockholders' equity	(3,710)	(3,465)
Total liabilities and stockholders' equity	$ 272,210	$ 278,554

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.






FORD MOTOR COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended March 31, 2007 and 2006

(in millions)

	First Quarter	
	2007	2006
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by flows from operating activities . . . . $	979	$ (17)
Cash flows from investing activities of continuing operations		
Capital expenditures	(1,296)	(1,838)
Acquisitions of retail and other finance receivables and operating leases	(12,813)	(13,732)
Collections of retail and other finance receivables and operating leases	11,061	11,446
Purchases of securities	(2,229)	(6,735)
Sales and maturities of securities	6,768	4,501
Proceeds from sales of retail and other finance receivables and operating leases	697	2,540
Proceeds from sale of businesses	35	50
Cash paid for acquisitions	(2)	-
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	-	(4)
Other	257	(36)
Net cash (used in)/provided by investing activities	2,478	(3,808)
Cash flows from financing activities of continuing operations		
Cash dividends	-	(186)
Sales of Common Stock	27	153
Purchases of Common Stock	(31)	(111)
Changes in short-term debt	259	1,015
Proceeds from issuance of other debt	4,270	10,007
Principal payments on other debt	(9,861)	(14,446)
Other	(51)	126
Net cash (used in)/provided by financing activities	(5,387)	(3,442)
Effect of exchange rate changes on cash	(91)	49
Net increase/(decrease) in cash and cash equivalents from continuing operations	(2,021)	(7,218)
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	5	(13)
Cash flows from investing activities of discontinued operations	-	-
Cash flows from financing activities of discontinued operations	-	-
Net increase/(decrease) in cash and cash equivalents . . . . $	(2,016)	$ (7,231)
Cash and cash equivalents at January 1 . . . . $	28,896	$ 28,393
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	(2)	17
Net increase/(decrease) in cash and cash equivalents	(2,016)	(7,231)
Less: cash and cash equivalents of discontinued/held-for-sale operations at March 31	(11)	-
Cash and cash equivalents at March 31 . . . . $	26,867	$ 21,179

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.






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XBRL report   fmc-20070331.xml

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